Silver Screen Partners Third Quarter Report

                               September 30, 1996


                                     SILVER
                                       SCREEN




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


DEAR LIMITED PARTNER:

     The Partnership has received all payments from HBO and has recovered at least its full investment in each of its seven films. Cumulative distributions to date total $88 million.

     The Partnership has resolved the outstanding tax issue and is in negotiations regarding the sale of its remaining rights to the films, including the U.S. home video rights. At this time, we expect to dissolve the Partnership by year-end.

     The 1996 Annual Report and tax  information  will be mailed to you by March
15. These are likely to be the final mailings you will receive from the Partnership.

     If you need any assistance in the meantime, please contact our Investor Relations Department at our new telephone number and address listed on the back of this report.

     It has been a pleasure to work with and for all of you over the years. From "Flashpoint" through "Volunteers" we are proud of the films which we had the opportunity to finance.

     Thank you for the privilege of serving each of you.

Sincerely,


/s/Roland W. Betts


Roland W. Betts
President


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Balance Sheets (Unaudited)
--------------------------

                                                   September 30, 1996     December 31, 1995
                                                   ------------------     -----------------

ASSETS

Current assets:
Cash ................................................   $    39,316            $    28,031

Temporary investments (at cost plus accrued interest,
 which approximates market) (Note 1) ................     2,989,380              3,094,515
                                                        -----------            -----------

                                                        $ 3,028,696            $ 3,122,546
                                                        ===========            ===========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:

Due to managing general partner .....................   $     4,952            $     6,969
                                                        -----------            -----------

Total current liabilities ...........................         4,952                  6,969

Contingency liability (Note 3) ......................          --                  946,000

Other liabilities ...................................     1,011,829              1,032,723
                                                        -----------            -----------

Total liabilities ...................................   $ 1,016,781            $ 1,985,692
                                                        -----------            -----------

Partners' equity:

General partners ....................................      (719,976)              (728,727)

Limited partners ....................................     2,731,891              1,865,581
                                                        -----------            -----------

Total partners' equity ..............................     2,011,915              1,136,854
                                                        -----------            -----------

                                                        $ 3,028,696            $ 3,122,546
                                                        ===========            ===========

                       See notes to financial statements.



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


STATEMENTS OF OPERATIONS (UNAUDITED)

                                                    Three Months       Nine Months       Three Months       Nine Months
                                                           Ended             Ended              Ended             Ended
                                                   Sept.30, 1996     Sept.30, 1996      Sept.30, 1995     Sept.30, 1995
                                                   -------------     -------------      -------------     -------------
REVENUES:
Film revenues (Note 2) .............               $   1,706           $   7,220           $   3,510           $   7,411
Interest income ....................                  41,949             125,227              45,721             136,230
                                                   ---------           ---------           ---------           ---------
                                                      43,655             132,447              49,231             143,641
COSTS AND EXPENSES:

General and administrative expenses                  (30,461)            (96,786)            (30,607)           (123,777)
                                                   ---------           ---------           ---------           ---------

Income before tax ..................                  13,194              35,661              18,624              19,864
Unincorporated Business tax (Note 3)                 839,400             839,400                --              (746,000)
                                                   ---------           ---------           ---------           ---------

Net Income (loss) ..................               $ 852,594           $ 875,061           $  18,624           $(726,136)
                                                   =========           =========           =========           =========
NET INCOME (LOSS) ALLOCATED TO:

General partners ...................               $   8,526           $   8,751           $     186           $  (7,261)
Limited partners ...................                 844,068             866,310              18,438            (718,875)
                                                   ---------           ---------           ---------           ---------

                                                   $ 852,594           $ 875,061           $  18,624           $(726,136)
                                                   =========           =========           =========           =========
Net income (loss) per a $500 limited
 partnership unit (based on 165,639
 units outstanding) ................               $    5.10           $    5.23           $    0.11           $   (4.34)
                                                   =========           =========           =========           =========

                       See notes to financial statements.



STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                    Year Ended December 31, 1995
                                                        and Nine Months Ended September 30, 1996
                                          ======================================================
                                          General Partners     Limited Partners         Total
                                          ----------------     ----------------         -----

Balance, January 1, 1995 ............    $  (721,702)          $ 2,561,014           $ 1,839,312
Net loss, 1995 ......................         (7,025)             (695,433)             (702,458)
Distributions, 1995 .................           --                    --                    --
                                         -----------           -----------           -----------

Balance, December 31, 1995 ..........       (728,727)            1,865,581             1,136,854
Net income, nine months 1996 ........          8,751               866,310               875,061
Distributions during nine months 1996           --                    --                    --
                                         -----------           -----------           -----------

                                         $  (719,976)          $ 2,731,891            $2,011,915
                                         ===========           ===========            ==========

                       See notes to financial statements.


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


STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                     Nine Months Ended   Nine Months Ended
                                                        Sept. 30, 1996      Sept. 30, 1995
                                                     ------------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) ..................................       $ 875,061        $(726,136)
Adjustments to reconcile net income to
  net cash provided by operating activities:
  Decrease (increase) in accrued interest receivable           7,099             (216)
Net change in operating assets and liabilities:
  Decrease in due to managing general partner ......          (2,017)          (1,885)
  (Decrease) increase in contingent liability ......        (946,000)         746,000
  (Decrease) increase in other liabilities .........         (20,894)           7,309
                                                           ---------        ---------

Net cash (used in) provided by operating activities          (86,751)          25,072
                                                           ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Sale (purchase) of temporary investments, net ......          98,036           (9,734)
                                                           ---------        ---------

Net cash provided by (used in) investing activities           98,036           (9,734)
                                                           ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution to partners ...........................            --                 --
                                                           ---------        ---------

Net cash used in financing activities ..............            --                 --
                                                           ---------        ---------

Net increase in cash ...............................          11,285           15,338
Cash, beginning of year ............................          28,031           42,974
                                                           ---------        ---------

Cash at end of nine months .........................       $  39,316        $  58,312
                                                           =========        =========

                       See notes to financial statements.




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


NOTES TO FINANCIAL STATEMENTS


1.   TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


2.   FILM REVENUES

The film investments aggregated approximately $73,000,000 and have been fully amortized. Film revenues are recognized when earned as reported by each distributor. During the first nine months of 1996, the Partnership received approximately $7,220.


3.   UNINCORPORATED BUSINESS TAX

The Partnership's tax returns were audited by the City of New York and the Partnership had received assessments for unincorporated business tax of $675,887 covering the period from June 8, 1983 (inception) through December 31, 1990. It was anticipated that additional assessments, approximating $70,000, would be issued for the years subsequent to December 31, 1990. All assessments were subject to interest. Accordingly, as of December 31, 1995 the Partnership had recorded a contingency reserve of $946,000.

The Partnership contested these assessments and on September 30, 1996 a final amount of $106,600 (including interest) was reached with New York City for all periods through December 31, 1995. The liability was paid that date. The Partnership recorded an income of $839,400 in 1996, representing the reversal of the contingency reserve in excess of the settlement.

The amount shown as Unincorporated Business Tax is the difference between the settlement amount and the contingency liability for unincorporated business tax established in earlier years.

The Partnership expects to dissolve by the end of 1996 upon final disposition of the remaining assets and distribution of cash to the partners.



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Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700













C 1996 Silver Screen Management, Inc..



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